Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-282813

Dated March 5, 2026

WASTE CONNECTIONS, INC.

Pricing Term Sheet

Issuer:	Waste Connections, Inc.
Title of Securities	4.800% Senior Notes due 2036 (the “Notes”)
Principal Amount:	$600,000,000
Maturity Date:	July 15, 2036
Coupon:	4.800%
Public Offering Price:	99.732% of face amount
Yield to Maturity:	4.834%
Benchmark Treasury:	4.125% UST due February 15, 2036
Benchmark Treasury Price and Yield:	99-29+ and 4.134%
Spread to Benchmark Treasury:	+70 bps
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2026
Optional Redemption:
Make-Whole Call:	Redeemable at any time prior to April 15, 2036 (three months prior to their maturity date) (the “Par Call Date”) at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	Redeemable at any time on or after the Par Call Date in an amount equal to the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date.
Settlement:	T+7; March 16, 2026. Delivery of the Notes is expected to be made against payment for the Notes on March 16, 2026, which will be the seventh business day following the date hereof (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisers.

CUSIP:	94106BAK7
ISIN:	US94106BAK70
Ratings (Moody’s/S&P/Fitch)*:	A3 (Stable) / BBB+ (Stable) / A- (Stable)

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Truist Securities, Inc.

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

CIBC World Markets Corp.

Co-Managers:	Huntington Securities, Inc. Fifth Third Securities, Inc. Zions Direct, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus), dated October 24, 2024, and a preliminary prospectus supplement, dated March 5, 2026 (the “Preliminary Prospectus Supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, PNC Capital Markets LLC toll-free at 1-855-881-0697 or Truist Securities, Inc. toll-free at 1-800-685-4786.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.